For Immediate Release
May 1, 2014

Manulife Financial  reports  1Q14  net income  of  $818 million  and  core  earnings  of  $719 million, and a regulatory capital ratio of 255%

Substantive progress made on growth strategies in the first quarter of 2014:

•
Developing our Asian opportunity to the fullest – Improved momentum in insurance sales1 with a significant increase in Japan and double digit growth in most other territories supported by new product launches and marketing efforts; and wealth sales continued to be at the levels seen in the second half of last year, down from the first half of last year, as rising interest rates and market uncertainty continued to impact some markets.

•
Growing our wealth and asset management businesses around the world – Our 22nd consecutive quarter of record funds under management1; Manulife Asset Management reported strong results including: record institutional advisory assets under management; new mandates in Asia and North America; and with the majority of public asset classes outperforming their benchmarks on a 1, 3, and 5-year basis.

•
Building on our balanced Canadian business – Continued momentum in mutual fund sales and strong group pension sales drove record wealth sales; retail insurance sales increased due to our actions to improve our competitive positioning; and Manulife Bank lending volumes declined reflecting slowing consumer credit and aggressive rate competition.

•
Continuing to drive sustainable earnings and opportunistic growth in the U.S. – Record mutual fund sales and funds under management; 10th consecutive quarter of positive net mutual fund sales; Retirement Plan Services sales declined reflecting competitive pressures, but reported meaningful sales in the new mid-market product; and insurance sales slowed reflecting prior year pricing actions, however recently introduced product enhancements and more competitive prices are expected to improve sales momentum2.

TORONTO – Manulife Financial Corporation (“MFC”) announced today net income attributed to shareholders of $818 million for the quarter ended March 31, 2014 (“1Q14”), fully diluted earnings per common share of $0.42 and return on common shareholders’ equity (“ROE”) of 11.9%. In 1Q14, MFC generated core earnings1 of $719 million, fully diluted core earnings per common share1 of $0.37 and core return on common shareholders’ equity (“Core ROE”)1 of 10.4%.

Donald Guloien, President and Chief Executive Officer, said, “We are pleased with our solid start to 2014, which demonstrates measurable progress against our longer-term objectives.  We delivered strong core earnings, most notably in Asia, net income, wealth sales, and a very healthy capital ratio, as well as another quarter of record funds under management.”

Mr. Guloien added, “We have increased our momentum in life insurance sales in Asia and Canada. While insurance sales in the U.S. were below expectations in the first quarter, we recently introduced product enhancements and more competitive pricing which we expect to improve sales.”

1	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2	See “Caution regarding forward-looking statements” below.

May 1, 2014 – Press Release Reporting First Quarter Results

Steve Roder, Chief Financial Officer said, “We continue to make steady progress on growing our core earnings. New business embedded value improved relative to the first quarter last year, reaffirming that the profitability of our new business continues to improve.”

 “We also generated strong investment-related experience reflecting our high quality portfolio and disciplined approach to extending credit and other investment activities,” added Mr. Roder.

Highlights for the First Quarter of 2014:

•
Reported net income attributed to shareholders of $818 million for 1Q14. This compares with net income of $540 million for the quarter ended March 31, 2013 (“1Q13”).  Our 1Q14 net income benefited by $275 million from strong investment-related experience which was partly offset by the negative impact of market-related factors totalling $90 million.

•	Generated core earnings of $719 million in 1Q14, an improvement of $34 million from the quarter ended December 31, 2013 (“4Q13”) and an increase of $100 million from 1Q13.

-
Compared with 4Q13, core earnings increased by $34 million due to lower expenses, the strengthening of the U.S. dollar and higher fee income, which were partly offset by a $64 million swing in policyholder experience. (In 4Q13 we reported overall favourable experience while in 1Q14 we reported overall losses, primarily due to a large insurance claim in the U.S.).  Notably, Asia Division core earnings increased 11% over the same period after adjusting for increased dynamic hedging costs, the impact of currency and the sale of our Taiwan insurance business.

-
Compared with 1Q13, core earnings increased by $100 million driven by higher fee income on increased assets under management, lower net hedging costs and the strengthening of the U.S. dollar, partially offset by lower favourable tax related items.  Notably, Asia Division core earnings increased 18% over the same period after adjusting for increased dynamic hedging costs, the impact of currency and the sale of our Taiwan insurance business.

•	Reported insurance sales of $537 million, down 15%3 from 1Q13, largely reflecting lower sales in Canada Group Benefits. Excluding Canada Group Benefits, insurance sales were 4% higher than in 1Q13.

-
Insurance sales benefited from the successful launch of new corporate products in Japan, double digit growth in most Asian territories, and actions to improve our competitive positioning in retail insurance in Canada. In the U.S., insurance sales declined 24% reflecting prior year pricing actions. We expect that recent product enhancements and more competitive pricing in the U.S. will increase sales in future quarters4.  Sales in Canada Group Benefits declined compared with 1Q13 reflecting our disciplined pricing approach and normal variability in the large case group benefits market.

•
Achieved wealth sales of $13.8 billion, up 5% from 1Q13.   Record mutual fund sales in North America and strong sales in the large case pension market in Canada drove the increase.  Partly offsetting the sales growth were lower sales in Asia, as rising interest rates and market uncertainty impacted some of our key markets, lower 401(k) sales in the U.S. and lower bank loan volumes in Canada, which continue to be impacted by competitive pressures.

•	Achieved record funds under management (“FUM”) of $635 billion, the 22nd consecutive quarter of record FUM, driven by strong customer cash flows.

•
Strengthened the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) to 255%, up 7 points from December 31, 2013.  Five points of the improvement relate to a $500 million subordinated debt issuance and a $200 million preferred share issuance during 1Q14.  In the second quarter our ratio will decline by approximately 8 points following the repayment of $1.0 billion of maturing debt.  If the Company

3
Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis.  Constant currency basis is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

4	See “Caution regarding forward-looking statements” below.

May 1, 2014 – Press Release Reporting First Quarter Results

redeems, subject to regulatory approval, $450 million of preferred shares which will become redeemable at par in June, we would expect a further 3 point decline in the MCCSR ratio.

•
Generated strong investment-related experience of $275 million, $50 million of which was included in core earnings. The favourable investment-related experience was largely due to the redeployment of government securities into higher yielding assets, investments in various alternative long-duration assets, and continued strong credit experience.

•
Generated new business embedded value (“NBEV”)5 of $324 million, up 8% from 1Q13. The increase in NBEV reflects actions to improve profitability and business mix in our insurance businesses, as well as higher mutual fund sales.

•	Reported $2.2 billion of net income attributed to shareholders in accordance with U.S. GAAP5. The primary difference between this and net income based on IFRS relates to mark-to-market accounting.

Financial Highlights
	Quarterly Results
(C$ millions, unless otherwise stated, unaudited)	1Q 2014	4Q 2013	1Q 2013
Net income attributed to shareholders	$818	$1,297	$540
Preferred share dividends	(34)	(34)	(32)
Common shareholders’ net income	$784	$1,263	$508
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$719	$685	$619
Investment-related experience in excess of amounts included in core earnings	225	215	97
Core earnings plus investment-related experience in excess of amounts included in core earnings	$944	$900	$716
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	(90)	(81)	(107)
Changes in actuarial methods and assumptions	(40)	(133)	(69)
Disposition of Taiwan insurance business	-	350	-
Other items	4	261	-
Net income attributed to shareholders	$818	$1,297	$540
Basic earnings per common share (C$)	$0.42	$0.69	$0.28
Diluted earnings per common share (C$)	$0.42	$0.68	$0.28
Diluted core earnings per common share (C$)(1)	$0.37	$0.35	$0.32
Return on common shareholders’ equity (“ROE”) (%)	11.9%	20.2%	9.1%
Core ROE (%)(1)	10.4%	10.4%	10.6%
Funds under management (C$ billions)(1)	$635	$599	$555

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

5 This item is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

May 1, 2014 – Press Release Reporting First Quarter Results

SALES AND BUSINESS GROWTH

Asia Division

Robert Cook, Senior Executive Vice President and General Manager, Asia Division, stated, “We are very encouraged that the improved momentum in insurance sales that started in the last few months of 2013 has been sustained this quarter.  Supported by new product launches and marketing efforts, we reported double digit year-over-year sales growth in most of our insurance businesses.  Our wealth sales continued to be at the levels we saw in the second half of last year, down from the first half of last year, as rising interest rates and market uncertainty continued to impact some of our key markets.”

Asia Division 1Q14 insurance sales of US$258 million were 23% higher than 1Q13.  (Growth percentages quoted below are for the period 1Q14 compared with 1Q13, unless stated otherwise, and are on a constant currency basis).

•
Japan insurance sales of US$125 million increased by 43%, driven by our enhanced corporate products launched during the quarter and the fact that the first quarter falls in the last quarter of Japan’s fiscal tax year.  The growth rate was also impacted by the fact that 1Q13 sales were somewhat reduced after the higher than normal activity in 4Q12 related to announced price increases.

•	Hong Kong insurance sales increased 8% to US$54 million driven by the growth in our agency force.

•	Indonesia insurance sales increased 34% to US$26 million driven by strong sales through our bank distribution channel.

•
Asia Other (excludes Japan, Hong Kong and Indonesia) insurance sales of US$53 million were consistent with 1Q13 as increases in most of the territories were offset by competitive pressures and fewer agents in Singapore.

Wealth sales in 1Q14 were US$1.5 billion, a decrease of 37% compared with 1Q13. (Growth percentages quoted below are for the period 1Q14 compared with 1Q13, unless stated otherwise, and are on a constant currency basis).

•	Japan wealth sales of US$296 million decreased 54% due to a change in investor preference from bond funds to equities, partly offset by higher fixed annuity product sales.

•
Hong Kong wealth sales of US$235 million decreased by 36% as 1Q13 benefited from strong pension sales following the launch of the new Mandatory Provident Fund Employee Choice Arrangement.  In addition, mutual fund sales were negatively impacted by volatile markets.

•
Indonesia wealth sales of US$92 million were down 62% as both rising local interest rates  and market uncertainty in advance of elections impacted sales of single premium unit-linked and mutual fund products.

•
Asia Other wealth sales of US$846 million declined 20%, due to lower sales in China and the timing of fund launches, partially offset by increased sales in Taiwan and the contribution from our acquisition in Malaysia.

May 1, 2014 – Press Release Reporting First Quarter Results

Canadian Division

Marianne Harrison, Senior Executive Vice President and General Manager, Canadian Division stated, “Continued momentum in mutual funds and strong sales in Group Retirement Solutions drove wealth sales to record levels. As we anticipated, we also had modestly higher sales from our repositioned segregated fund product portfolio. Manulife Bank growth slowed in the challenging residential mortgage market with slowing consumer credit and aggressive rate competition. Insurance sales in Retail Markets were positively impacted by our actions to improve competitive positioning, while Institutional Markets sales were down reflecting our disciplined approach to pricing in the group benefits large case segment.”

Wealth sales in 1Q14 were a record $3.4 billion, 18% higher than 1Q13, driven by continued strong momentum in mutual funds and group retirement, partly offset by lower new bank loan volumes.

•
Mutual Funds gross deposits6,7 of $1.9 billion in 1Q14 increased 10% compared with 1Q13 and we reported record net sales of $1.0 billion, an increase of 32% compared with 1Q13.  Assets under management were $29.6 billion at March 31, 2014, an increase of 30% from March 31, 2013, and significantly ahead of the industry growth rate8.

•
Retail Segregated Fund Products9 sales were $453 million in 1Q14, an increase of 5% compared with 1Q13, reflecting modest growth in our repositioned new business portfolio.  Fixed Products sales of $89 million in 1Q14 were 7% below 1Q13 levels reflecting our deliberate rate positioning in the immediate annuity market.

•
Group Retirement Solutions 1Q14 sales of $669 million increased 41% compared with 1Q13, reflecting strong sales of large case defined contribution plans.  In 2013, Manulife continued to lead the defined contribution pension market in sales for the fourth consecutive year, according to industry information10.

•
Manulife Bank net lending assets grew 8% from March 31, 2013 to $19.1 billion at March 31, 2014, outpacing industry average growth11.  The continuing industry-wide slowdown in the residential mortgage market and an escalation of competitive rate positioning has slowed the growth in new loan volumes; new loan volumes were $637 million in 1Q14, 14% lower than 1Q13.

Insurance sales in 1Q14 of $134 million were significantly lower than 1Q13 due to lower sales in the large case group benefits market.

•	Retail Markets insurance sales of $38 million increased 9% compared with 1Q13, reflecting actions to improve our competitive positioning.

•
Institutional Markets insurance sales of $96 million declined 54% from 1Q13 reflecting lower sales in Group Benefits driven by our disciplined pricing approach and normal variability in the large case segment.  Manulife Group Benefits led the market in sales in 2013 according to the most recently published industry information12.

6              This item is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

7	Gross mutual fund deposits in 1Q14 include deposits from segregated fund products of $349 million.

8	Based on publicly available information from Investor Economics and the Investment Funds Institute of Canada as at March 31, 2014.

9	Segregated fund products include guarantees. These products are also referred to as variable annuities.

10	As per LIMRA SRI Canadian Pension Market sales report as of December 31 for 2010-2013.

11	As per McVay and Associates, The Personal Banking Product Market Share, January 2014.

12	As per LIMRA Canadian Group Life and Health Insurance sales report as of December 31, 2013.

May 1, 2014 – Press Release Reporting First Quarter Results

U.S. Division

Craig Bromley, Senior Executive Vice President and General Manager, U.S. Division stated, "Record sales in John Hancock Investments contributed to record funds under management in the Wealth Management businesses this quarter.  A strong product line-up, including 36 Four- or Five-Star Morningstar rated mutual funds continues to drive favourable results in this business13.  On the insurance front, sales were muted this quarter as a result of price increases implemented in 2013; however, we introduced product enhancements and more competitive pricing this quarter that are expected to increase future sales14.”

Wealth Management sales in 1Q14 were US$7.9 billion, an increase of 13% compared with 1Q13, with increases in John Hancock Investments (“JH Investments”) sales being partially offset by a decrease in John Hancock Retirement Plan Services (“JH RPS”).

•
JH Investments achieved record first quarter sales of US$6.6 billion, an increase of 20% compared with 1Q13.  Continued sales momentum was attributable to broad-based distribution success, a strong product line-up and, in part, to the run up of sales in response to the “soft close” of a top selling fund. The strong sales contributed to our 10th consecutive quarter of positive net sales15 which propelled funds under management as of March 31, 2014 to a record of US$65.7 billion, a 37% increase from March 31, 2013.  We continued to broaden our product portfolio and have recently introduced two innovative mutual funds targeting lower-volatility alternative equity strategies.

•
JH RPS reported record funds under management of US$83.2 billion as of March 31, 2014, an increase of 10% from March 31, 2013 and 1Q14 sales were US$1.3 billion, a decrease of 7% compared with 1Q13.  Sales in our small case core market were poor in the quarter.  However, the business has strengthened its core 401(k) small case market presence through a new program to drive future results.  This comprehensive program, Signature 2.0, focuses on delivering price competitiveness, fee transparency, new investment options and exceptional customer service. Sales of Enterprise continued to gain traction in the 401(k) mid-market and we recorded meaningful sales in the quarter.

Overall U.S. Insurance sales of US$108 million for 1Q14 were 24% lower than 1Q13, driven by the impact of pricing actions taken last year to increase margins.  Updated products with more competitive pricing were launched in late February and are expected to improve sales in future quarters14.

•
John Hancock Life (“JH Life”) 1Q14 sales of US$85 million were 35% lower than 1Q13.  The decrease in sales was largely in the Protection universal life (“UL”) and International UL products, due to the aforementioned price competitiveness issues. Strong sales of Indexed UL products continued in 1Q14, with sales up 41% compared to 1Q13.

•
John Hancock Long-Term Care (“LTC”) sales of US$23 million in 1Q14 were US$11 million higher than 1Q13, driven by expected bi-annual inflation buy-up activity on the Federal LTC program.  An updated retail LTC product will be launched in 2Q1414.

13
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

14	See “Caution regarding forward-looking statements” below.

15
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the Intermediary-Sold channel. Figures exclude money market and 529 share classes.

May 1, 2014 – Press Release Reporting First Quarter Results

Investment Division

Warren Thomson, Senior Executive Vice President and Chief Investment Officer, said, “General Fund investment-related experience was strong in the first quarter of 2014, largely driven by the redeployment  of government securities into higher yielding assets and investments in real estate and other alternative long-duration assets.  In addition, we continue to benefit from favourable credit experience."

Mr. Thomson continued, “Manulife Asset Management's first quarter direct net sales were strong, reflecting a variety of new mandates in both Asia and North America. Long-term investment performance continues to be a differentiator for Manulife Asset Management; we reported strong results, with the majority of public asset classes once again outperforming their benchmarks on a 1, 3, and 5-year basis.”

External assets managed by Manulife Asset Management (“MAM”) were $257 billion as at March 31, 2014, an increase of $14 billion from December 31, 2013. Including assets managed on behalf of the General Fund, MAM managed a total of $298 billion in assets as at March 31, 2014. At March 31, 2014, MAM had a total of 80 Four- and Five-Star Morningstar rated funds, an increase of 10 funds since December 31, 2013.

CORPORATE ITEMS

In a separate news release today, MFC announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on and after June 19, 2014 to shareholders of record at the close of business on May 13, 2014.

The Board of Directors approved that, in respect of MFC’s June 19, 2014 common share dividend payment date, MFC will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to MFC’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan.

AWARDS & RECOGNITION

In the U.S., John Hancock Insurance was recognized as an industry leader in implementing next-generation customer-centric solutions by iPipeline - a leading provider of sales distribution software to the insurance and financial markets through its on-demand service. Also in the U.S., two John Hancock Investments’ funds were honored with 2014 Lipper Fund Awards. The John Hancock Retirement Living Through 2010 Portfolio, R5 (“JLAHX”) won for 5-year performance in the Mixed-Asset Target 2010 category, and the John Hancock Disciplined Value Mid Cap Fund (“JVMIX”) won for 10-year performance in the Multi-Cap Core category. The Lipper Awards are part of the Thomson Reuters Awards for Excellence.

In Vietnam, Manulife was awarded the Golden Dragon Award for the 5th straight year, recognizing foreign-invested companies which have achieved outstanding business performance and have made a significant contribution to Vietnam’s economy. The recognition was awarded by the Vietnam Economic Times, a leading business daily media outlet.

In Indonesia, Manulife has received the highest commendation of the 2014 Excellent Service Experience Award in the Life and Health Insurance category for the 2nd consecutive year. The award ceremony was held by Bisnis Indonesia together with the Carre Center for Customer Satisfaction and Loyalty.

May 1, 2014 – Press Release Reporting First Quarter Results

Notes:
Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 2:00 p.m. ET on May 1, 2014. For local and international locations, please call 416-340-8530 and toll free in North America please call 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 6:00 p.m. ET on May 1, 2014 through May 15, 2014 by calling 905-694-9451 or 1-800-408-3053 (passcode: 1458053).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on May 1, 2014. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The First Quarter 2014 Statistical Information Package will also be available on the Manulife Financial website at: www.manulife.com/quarterlyreports. The document may be downloaded before the webcast begins.

Media inquiries: Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations: Steven Moore (416) 926-6495 steven_moore@manulife.com	Investor Relations: Anique Asher (416) 852-9580 anique_asher@manulife.com

May 1, 2014 – Press Release Reporting First Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 1, 2014, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited Consolidated Financial Statements contained in our 2013 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2013 Annual Report, and the “Risk Management” note to the Consolidated Financial Statements in our 2013 Annual Report.

In this MD&A, the terms “Company”, “Manulife Financial” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A	OVERVIEW	D	RISK MANAGEMENT AND RISK FACTORS UPDATE
1.	First quarter highlights	1.	Regulatory, actuarial and accounting risks
		2.	Variable annuity and segregated fund guarantees
B	FINANCIAL HIGHLIGHTS	3.	Caution related to sensitivities
1.	First quarter earnings analysis	4.	Publicly traded equity performance risk
2.	Premiums and deposits	5.	Interest rate and spread risk
3.	Funds under management
4.	Capital	E	ACCOUNTING MATTERS AND CONTROLS
5.	Impact of fair value accounting	1.	Critical accounting and actuarial policies
		2.	Sensitivity of policy liabilities to updates to assumptions
C	PERFORMANCE BY DIVISION	3.	Accounting and reporting changes
1.	Asia	4.	U.S. GAAP results
2.	Canadian
3.	U.S.	F	OTHER
4.	Corporate and Other	1.	Performance and Non-GAAP measures
		2.	Key planning assumptions and uncertainties
		3.	Caution regarding forward-looking statements

May 1, 2014 – Press Release Reporting First Quarter Results

A         OVERVIEW

A1	First quarter highlights

Manulife reported first quarter 2014 net income attributed to shareholders of $818 million and core earnings16 of $719 million.  Net income attributed to shareholders increased $278 million compared with 1Q13, of which $100 million was driven by higher core earnings and $178 million related to other items.  The $100 million increase in core earnings was driven by fee income on higher assets under management, lower hedging costs and the strengthening of the U.S. dollar, partially offset by lower favourable tax related items. Although tax items contributed to core earnings in both periods, 1Q13 was more favourable in this regard.

Items excluded from core earnings increased by $178 million compared with 1Q13 primarily related to the strong investment-related experience, largely driven by the redeployment of government securities into higher yielding assets and the impact on the measurement of actuarial liabilities of investments in real estate and other alternative long-duration assets, as well as favourable credit experience.  Favourable investment-related experience not reported in core earnings was $225 million in 1Q14 and $97 million in 1Q13.  In both 1Q14 and 1Q13 we reported charges related to the direct impact of interest rates and equity markets.

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2014 was 255%, an increase of 7 points from December 31, 2013.  Five points of the improvement relate to a $500 million subordinated debt issuance and a $200 million preferred share issuance during 1Q14.  In the second quarter our ratio will decline by approximately 8 points following the repayment of $1.0 billion of maturing debt.  If the Company redeems, subject to regulatory approval, $450 million of preferred shares which will become redeemable at par in June, we would expect a further 3 point decline in the MCCSR ratio.

Insurance sales16 of $537 million in 1Q14 decreased 15%17 compared with 1Q13.  Excluding Canada Group Benefits sales which normally show variability, insurance sales were 4% higher than a year ago.  Insurance sales in Asia rose 23% reflecting the successful launch of new corporate products in Japan, double digit growth in most territories and augmented by the unusually low 1Q13 sales, as a result of above normal activity in 4Q12 due to announced price changes.  Retail Markets insurance sales increased 9% in Canada due to actions to improve our competitive positioning. In the U.S., insurance sales declined 24% as a result of price increases implemented in 2013; we expect that the product enhancements and more competitive pricing launched in the quarter will increase future sales18.

Wealth sales were $13.8 billion in 1Q14, up 5% from 1Q13.  The continued strong mutual fund sales in North America and strong pension sales in Canada were partly offset by lower sales in Asia, lower 401(k) sales in the U.S. and lower Manulife Bank loan volumes in Canada.  In Asia, wealth sales continued to be at the levels seen in the second half of last year, down from the first half of last year, as rising interest rates and market uncertainty continued to impact some markets.

16	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

17
Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis. Constant currency basis is a non-GAAP measure.  See “Performance and Non-GAAP Measures” below.

18    See “Caution regarding forward-looking statements” below.

May 1, 2014 – Press Release Reporting First Quarter Results

B	FINANCIAL HIGHLIGHTS

	Quarterly Results
(C$ millions, unless otherwise stated, unaudited)	1Q 2014	4Q 2013	1Q 2013
Net income attributed to shareholders	$818	$1,297	$540
Preferred share dividends	(34)	(34)	(32)
Common shareholders’ net income	$784	$1,263	$508
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(1)	$719	$685	$619
Investment-related experience in excess of amounts included in core earnings	225	215	97
Core earnings plus investment-related experience in excess of amounts included in core earnings	$944	$900	$716
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	(90)	(81)	(107)
Changes in actuarial methods and assumptions	(40)	(133)	(69)
Disposition of Taiwan insurance business	-	350	-
Other items(2)	4	261	-
Net income attributed to shareholders	$818	$1,297	$540
Basic earnings per common share (C$)	$0.42	$0.69	$0.28
Diluted earnings per common share (C$)	$0.42	$0.68	$0.28
Diluted core earnings per common share (C$)(1)	$0.37	$0.35	$0.32
Return on common shareholders’ equity (“ROE”) (%)	11.9%	20.2%	9.1%
Core ROE (%)(1)	10.4%	10.4%	10.6%
U.S. GAAP net income (loss) attributed to shareholders(1)	$2,161	$241	$(345)
Sales(1) Insurance products(3)	$537	$617	$613
Wealth products	$13,778	$12,241	$12,423
Premiums and deposits(1) Insurance products	$5,904	$6,169	$6,002
Wealth products	$19,532	$15,367	$16,331
Funds under management (C$ billions)(1)	$635	$599	$555
Capital (C$ billions)(1)	$36.2	$33.5	$30.1
MLI’s MCCSR ratio	255%	248%	217%

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)	For a more detailed description see Section B1 below.

(3)	Insurance sales have been adjusted to exclude Taiwan for all periods.

May 1, 2014 – Press Release Reporting First Quarter Results

B1         First quarter earnings analysis

The table below reconciles the 1Q14 core earnings of $719 million to the reported net income attributed to shareholders of $818 million.

(C$ millions, unaudited)	1Q 2014	4Q 2013	1Q 2013
Core earnings(1)
Asia Division(2)	$244	$227	$226
Canadian Division(2)	228	233	179
U.S. Division(2)	374	366	440
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(135)	(138)	(128)
Expected cost of macro hedges(2),(3)	(42)	(53)	(148)
Investment-related experience in core earnings(4)	50	50	50
Core earnings	$719	$685	$619
Investment-related experience in excess of amounts included in core earnings(4)	225	215	97
Core earnings plus investment-related experience in excess of amounts included in core earnings	$944	$900	$716
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged (see table below)(4),(5)	(90)	(81)	(107)
Changes in actuarial methods and assumptions(6)	(40)	(133)	(69)
Disposition of Taiwan insurance business	-	350	-
Other items(7)	4	261	-
Net income attributed to shareholders	$818	$1,297	$540

(1)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(2)	Of the $106 million decrease in expected macro hedging costs compared with 1Q13, approximately half was offset by an increase in dynamic hedging costs, primarily in Asia and the U.S.

(3)
The 1Q14 net loss from macro equity hedges was $69 million and consisted of a $42 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $27 million as a result of macro hedge rebalancing costs primarily in Japan.  The $27 million charge is included in the direct impact of equity markets and interest rates table below.

(4)
Net insurance contract liabilities under IFRS for Canadian insurers are determined using the Canadian Asset Liability Method (“CALM”). Under CALM, the measurement of policy liabilities includes estimates regarding future expected investment income on assets supporting the policies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. These gains and losses can relate to both the investment returns earned in the period, as well as to the change in our policy liabilities driven by the impact of current period investing activities on future expected investment income assumptions. The direct impact of markets is separately reported.

(5)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including a quarterly ultimate reinvestment rate (“URR”) update for North America and for Japan, as well as experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of available-for-sale (“AFS”) bonds and derivative positions in the surplus segment. See table below for components of this item.

(6)	The $40 million charge in 1Q14 primarily relates to the impact of method and modelling refinements in the projection of certain asset and liability related cash flows across several business units.

(7)
The other item in 1Q14 relates to enacted tax rate changes in one of the territories in Asia.  The 4Q13 amount relates to policyholder approved changes to the investment objectives of separate accounts that support our Variable Annuity products in the U.S and the recapture of a reinsurance treaty in Asia.

May 1, 2014 – Press Release Reporting First Quarter Results

The gain (charge) related to the direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged in the table above is attributable to:

(C$ millions, unaudited)	1Q 2014	4Q 2013	1Q 2013
Variable annuity guarantee liabilities that are dynamically hedged(1)	$2	$101	$101
Variable annuity guarantee liabilities that are not dynamically hedged	(32)	155	757
General fund equity investments supporting policy liabilities and on fee income(2)	(14)	81	115
Macro equity hedges relative to expected costs(3)	(27)	(232)	(730)
Direct impact of equity markets and variable annuity guarantees that are dynamically hedged(4)	$(71)	$105	$243
Fixed income reinvestment rates assumed in the valuation of policy liabilities(5)	9	(105)	(245)
Sale of AFS bonds and derivative positions in the Corporate and Other segment	(3)	(55)	(8)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(25)	(26)	(97)
Direct impact of equity markets and interest rates and variable annuity guarantees that are dynamically hedged	$(90)	$(81)	$(107)
Direct impact of equity markets and interest rates	$(92)	$(182)	$(208)

(1)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. See “Risk Management and Risk Factors” in the MD&A in our 2013 Annual Report.

(2)	The impact on general fund equity investments supporting policy liabilities and on fee income includes the capitalized impact on fees for variable universal life policies.

(3)
As described in the previous table, we incurred a charge of $27 million because the cost of rebalancing due to market volatility more than offset the impact of actual markets underperforming our valuation assumptions.

(4)
In 1Q14, gross equity exposure losses of $767 million and gross equity hedging charges of $27 million from macro hedge experience were partially offset by income of $723 million from dynamic hedging experience which resulted in a charge of $71 million.

(5)	The gain in 1Q14 for fixed income reinvestment assumptions was driven by a decrease in swap spreads in Japan and Canada.

B2                      Premiums and deposits19

Premiums and deposits for insurance products were $5.9 billion in 1Q14, a decrease of 5% on a constant currency basis compared with 1Q13. Growth in Asia and Canada was offset by a decline in the U.S. as a result of pricing actions in 2013.

Premiums and deposits for wealth products were $19.5 billion in 1Q14, an increase of $3.2 billion, or 12% on a constant currency basis, compared with 1Q13.  Growth was driven by strong mutual fund sales in North America and strong pension sales in Canada.

B3         Funds under management19

Funds under management as at March 31, 2014 were a record $635 billion, an increase of $80 billion from March 31, 2013. The increase was due to a combination of growth in our Asset Management businesses, strong customer cash net inflows in all divisions, equity market growth over the period and the strengthening of the U.S. dollar (all currency impacts totaled $33 billion).

B4         Capital19

MFC’s total capital as at March 31, 2014 was $36.2 billion, an increase of $2.7 billion from December 31, 2013 and $6.1 billion from March 31, 2013.  The increase from March 31, 2013 was primarily driven by net earnings of $3.4 billion, the $1.8 billion impact from favourable currency movements on translation of foreign operations and net capital issued of $1.2 billion, partially offset by cash dividends of $0.8 billion over the period.

B5          Impact of fair value accounting

Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains (losses) on investments, the direct impact of equity markets and interest rates and variable annuity guarantees that are dynamically hedged, each of which impacts net income (see section A1 above for discussion of first quarter experience).

19	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 1, 2014 – Press Release Reporting First Quarter Results

Net realized and unrealized gains reported in investment income were $5.3 billion for 1Q14.  This amount was primarily driven by the mark-to-market impact of the decrease in interest rates on our bond and fixed income derivative holdings and, to a lesser extent, the impact of the increase in equity markets on our equity futures in our macro and dynamic hedging program as well as other items.

As outlined in the “Critical Accounting and Actuarial Policies” in the MD&A in the 2013 Annual Report, net insurance contract liabilities under IFRS are determined using CALM, as required by the Canadian Institute of Actuaries. The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies.  Investment returns are projected using the current asset portfolios and projected reinvestment strategies.  Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period.   We classify gains and losses by assumption type.  For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting the policies will result in an investment-related experience gain (loss).

C         PERFORMANCE BY DIVISION

C1         Asia Division

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q 2014	4Q 2013	1Q 2013
Net income attributed to shareholders(1)	$242	$725	$928
Core earnings(1)	244	227	226
Premiums and deposits	3,800	3,680	4,468
Funds under management (billions)	82.3	76.6	78.8
U.S. dollars
Net income attributed to shareholders	$219	$690	$920
Core earnings	221	216	224
Premiums and deposits	3,444	3,509	4,430
Funds under management (billions)	74.5	72.0	77.6

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Asia Division’s net income attributed to shareholders was US$219 million in 1Q14 compared with US$920 million in 1Q13, and core earnings in 1Q14 were US$221 million compared with US$224 million in 1Q13.  Core earnings increased US$37 million compared to 1Q13 after adjusting for the increased dynamic hedging costs (there is a corresponding decrease in macro hedging costs in the Corporate and Other Division), the impact of changes in currency rates and the sale of our Taiwan insurance business.  This growth in core earnings was driven by higher new business margins and improved policyholder experience.  The 1Q13 difference between net income and core earnings of US$696 million was primarily related to the increase in equity markets on unhedged variable annuities.

Premiums and deposits in 1Q14 were US$3.4 billion, a decrease of 18% on a constant currency basis compared with 1Q13.  Premiums and deposits for insurance products were US$1.5 billion, an increase of 10% compared with 1Q13 (adjusted to exclude the Taiwan Insurance business sold in 4Q13), driven by increased in-force business growth across the region and strong corporate product sales in Japan. Wealth management premiums and deposits of US$1.9 billion decreased by 30% compared to 1Q13, but were at levels consistent with the second half of 2013, as rising interest rates and market uncertainty continued to impact wealth sales in some of our key markets.

Funds under management as at March 31, 2014 were US$74.5 billion, an increase of 1% on a constant currency basis compared with March 31, 2013.  Net policyholder cash inflow of US$3.6 billion and market returns in the past twelve months were offset by the US$2.0 billion impact from the sale of our Taiwan insurance business in December 2013.

May 1, 2014 – Press Release Reporting First Quarter Results

C2         Canadian Division

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q 2014	4Q 2013	1Q 2013
Net income (loss) attributed to shareholders(1)	$377	$373	$(62)
Core earnings(1)	228	233	179
Premiums and deposits	6,050	5,275	5,335
Funds under management (billions)	150.3	145.2	136.5

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Canadian Division’s net income attributed to shareholders of $377 million in 1Q14 compared with the net loss of $62 million in 1Q13. Core earnings of $228 million in 1Q14 increased $49 million compared with 1Q13.  The increase in core earnings was driven by in-force business growth, including higher fee income from our growing wealth management businesses; higher new business margins due to product changes and higher interest rates; and improved claims experience.  Included in net income but not in core earnings in 1Q14 were $149 million of market and investment-related gains (2013 - $241 million loss).

Premiums and deposits in 1Q14 were $6.1 billion, 13% higher than 1Q13, driven by continued strong growth in Manulife Mutual Funds and Group Retirement Solutions.

Funds under management were a record $150.3 billion as at March 31, 2014, an increase of $13.8 billion, or 10%, from March 31, 2013, driven by growth in our wealth management businesses and the net favourable impact of equity market appreciation.

C3           U.S. Division

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q 2014	4Q 2013	1Q 2013
Net income attributed to shareholders(1)	$403	$825	$726
Core earnings(1)	374	366	440
Premiums and deposits	13,399	11,608	11,725
Funds under management (billions)	360.5	340.4	307.3

U.S. dollars
Net income attributed to shareholders	$366	$787	$720
Core earnings	339	349	436
Premiums and deposits	12,146	11,061	11,629
Funds under management (billions)	326.2	320.1	302.6

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

U.S. Division’s net income attributed to shareholders was US$366 million for 1Q14 compared with US$720 million for 1Q13. Core earnings for 1Q14 were US$339 million, a decrease of US$97 million compared with 1Q13.

The decrease in core earnings was driven by costs associated with the hedging of additional in-force variable annuity guarantees and unfavourable policyholder experience primarily in JH Life, compared with favourable experience in 1Q13.  In addition, core earnings in 1Q13 benefited from a more favourable impact of tax related items.  Partially offsetting these items was the impact of the growth in our wealth management assets on fee income and lower amortization of deferred acquisition costs due to the natural run-off of variable annuity business.  Items reconciling core earnings to net income attributed to shareholders in both 1Q14 and 1Q13 included favourable investment-related experience and the impact of equity markets and interest rates.

May 1, 2014 – Press Release Reporting First Quarter Results

Premiums and deposits for 1Q14 were a record US$12.1 billion, an increase of 4% compared with 1Q13.  The increase was driven by record sales in mutual funds partially offset by lower life insurance premiums consistent with dampened sales attributable to product management actions.

Funds under management as at March 31, 2014 were a record US$326.2 billion, up 8% from March 31, 2013 levels.  The increase was due to positive investment returns and strong net mutual fund sales in JH Investments partially offset by surrender and benefit payments in John Hancock Annuities.

C4         Corporate and Other

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q 2014	4Q 2013	1Q 2013
Net loss attributed to shareholders(1)	$(204)	$(626)	$(1,052)
Core losses (excl. macro hedges and core investment gains)(1)	$(135)	$(138)	$(128)
Expected cost of macro hedges	(42)	(53)	(148)
Investment-related experience included in core earnings	50	50	50
Total core losses	$(127)	$(141)	$(226)
Premiums and deposits	$2,187	$974	$805
Funds under management (billions)	41.8	36.7	32.7

(1)	See “Performance and Non-GAAP Measures” for a reconciliation between IFRS net income attributed to shareholders and core earnings.

Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs; Investment Division’s external asset management business; Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $204 million for 1Q14  compared to a net loss of $1,052 million for 1Q13.  Core losses were $127 million in 1Q14 compared to core losses of $226 million in 1Q13.

Charges in 1Q14 not included in core earnings totaled $77 million (2013 - $826 million). These included: a $40 million charge for changes in actuarial methods and assumptions (2013 - $69 million), $27 million of net experience losses on macro hedges (2013 - $730 million), and $50 million related to the total company offset included in core investment-related experience.  Partially offsetting these losses was $40 million related to other mark-to-market gains (2013 - $23 million).

Core losses declined by $99 million from 1Q13 reflecting a decrease of $106 million in the expected cost of macro hedging due to reduced macro hedging partially offset by lower core earnings of $6 million on the P&C Reinsurance business primarily reflecting a decrease in volumes.

Premiums and deposits for 1Q14 of $2,187 million increased from $805 million in 1Q13 as a result of higher deposits from institutional asset management clients.

Funds under management of $41.8 billion as at March 31, 2014 (March 31, 2013 – $32.7 billion) included record assets managed by Manulife Asset Management on behalf of institutional clients of $35.8 billion (2013 – $29.9 billion) and $8.6 billion (2013 – $8.7 billion) of the Company’s own funds, partially offset by a $2.6 billion (2013 – $5.9 billion) total company adjustment related to the reclassification of derivative positions from invested assets to other assets and liabilities.

May 1, 2014 – Press Release Reporting First Quarter Results

D           RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2013 Annual Report.  The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7, “Financial Instruments – Disclosures”.  Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.

D1         Regulatory, actuarial and accounting risks

In April 2014, the Canadian Institute of Actuaries published guidance on the calibration criteria for fixed income funds with respect to the valuation of segregated fund guarantees. We plan to update our calibration criteria to be in alignment with the published guidance as part of our annual review of actuarial models and assumptions in the third quarter.  The impact is expected to be less than a $100 million charge to net income20.

In the 2013 Annual Report we noted that we expect the Canadian Actuarial Standards Board (“ASB”) to revise the Standards of Practice related to economic reinvestment assumptions used in the valuation of policy liabilities in 2014.  Our current understanding is that these revisions will be published in May 2014.  As noted in our 2013 Annual Report, we do not anticipate the impact on net income in the quarter of implementation will be significant20.  However, the actual impact will vary based on the level of prevailing interest rates at the time of implementation, changes to the Exposure Draft between now and the effective date of the new Standards, or changes to interpretation of the revised Standards.  In addition, the new Standards will impact our net income sensitivities to changes in interest rates.  The impact on our sensitivities could be positive or negative and the direction will be influenced by the approach we take to modeling interest rates under the new Standards as well as any risk management actions taken.  It should be noted that although sensitivities may change, the nature of the risks related to the business are unchanged.

D2         Variable annuity and segregated fund guarantees

As described in the MD&A in our 2013 Annual Report, guarantees on variable and segregated fund products may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2015 to 2038.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section D4 “Publicly traded equity performance risk” below).

The table below shows selected information regarding the Company’s variable annuity and segregated fund guarantees gross and net of reinsurance.

20	See “Caution regarding forward-looking statements” below.

May 1, 2014 – Press Release Reporting First Quarter Results

Variable annuity and segregated fund guarantees net of reinsurance

As at	March 31, 2014			December 31, 2013
(C$ millions)	Guarantee value	Account value	Amount at risk(4)(5)	Guarantee Value	Fund value	Amount at risk(4)(5)
Guaranteed minimum income benefit(1)	$6,225	$5,152	$1,138	$6,194	$5,161	$1,109
Guaranteed minimum withdrawal benefit	67,395	65,129	4,083	66,189	63,849	4,120
Guaranteed minimum accumulation benefit	17,057	20,761	108	16,942	20,581	94
Gross living benefits(2)	$90,677	$91,042	$5,329	$89,325	$89,591	$5,323
Gross death benefits(3)	12,681	11,428	1,389	12,490	11,230	1,413
Total gross of reinsurance	$103,358	$102,470	$6,718	$101,815	$100,821	$6,736
Living benefits reinsured	$5,441	$4,526	$967	$5,422	$4,544	$942
Death benefits reinsured	3,668	3,509	570	3,601	3,465	564
Total reinsured	$9,109	$8,035	$1,537	$9,023	$8,009	$1,506
Total net of reinsurance	$94,249	$94,435	$5,181	$92,792	$92,812	$5,230

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category.

(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at March 31, 2014 was $5,181 million (December 31, 2013 – $5,230 million) of which: US$3,125 million (December 31, 2013 – US$3,124 million) was on our U.S. business, $998 million (December 31, 2013 – $1,248  million) was on our Canadian business, US$383 million (December 31, 2013 – US$335 million) was on our Japan business and US$277 million (December 31, 2013 – US$285  million)  was related to Asia (other than Japan) and our run-off reinsurance business.

The amount at risk on variable annuity contracts net of reinsurance was $5.2 billion at March 31, 2014, the same level as at December 31, 2013.

The policy liabilities established for variable annuity and segregated fund guarantees were $2,354 million at March 31, 2014 (December 31, 2013 - $1,197 million).  For non-dynamically hedged business, policy liabilities increased from $589 million at December 31, 2013 to $676 million at March 31, 2014. For the dynamically hedged business, the policy liabilities increased from $608 million at December 31, 2013 to $1,678 million at March 31, 2014. The increase in the total policy liabilities for variable annuity and segregated fund guarantees during the quarter is mainly due to the decrease in equity markets in Japan, and in the case of dynamically hedged business, is also due to the decrease in swap rates in North America.

D3                         Caution related to sensitivities

In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

May 1, 2014 – Press Release Reporting First Quarter Results

D4         Publicly traded equity performance risk

As at March 31, 2014, we estimate that approximately 66% to 83% of our underlying earnings sensitivity to a 10% decline in equity markets would be offset by dynamic and macro hedges, compared with 64% to 82% at December 31, 2013. The upper end of the range assumes the performance of the dynamic hedging program would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities and that the macro hedge assets are re-balanced in line with market changes. The lower end of the range assumes that there is not a complete offset due to our practices of not hedging the provisions for adverse deviation and rebalancing equity hedges in the dynamic program at 5% market intervals, and that the macro hedge assets are rebalanced in line with market changes.

As outlined in our 2013 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 48 and 49 of our 2013 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. The potential impact is shown assuming:

(a)	First that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities including the provisions for adverse deviation; and

(b)
Second that the change in value of the dynamically hedged variable annuity guarantee liabilities is not completely offset, including the assumption that the provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end. In addition, we assume that we increase our macro equity hedges in negative market shock scenarios and reduce macro equity hedges in positive market shock scenarios.

It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

May 1, 2014 – Press Release Reporting First Quarter Results

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at March 31, 2014
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,470)	$(2,560)	$(1,050)	$680	$1,130	$1,470
Asset based fees	(300)	(200)	(100)	100	200	300
General fund equity investments(3)	(530)	(340)	(180)	170	350	520
Total underlying sensitivity	$(5,300)	$(3,100)	$(1,330)	$950	$1,680	$2,290
Impact of hedge assets
Impact of macro hedge assets(4)	$950	$520	$220	$(220)	$(400)	$(580)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	3,680	2,100	890	(590)	(1,020)	(1,320)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$4,630	$2,620	$1,110	$(810)	$(1,420)	$(1,900)
Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(670)	$(480)	$(220)	$140	$260	$390
Net impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(900)	(560)	(230)	20	20	30
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,570)	$(1,040)	$(450)	$160	$280	$420
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	87%	85%	83%	85%	85%	83%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	70%	66%	66%	83%	83%	82%

(1)            See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)	Includes the impact of rebalancing equity hedges in the macro hedging program.

(5)	Variable annuity guarantee liabilities include the best estimate liabilities and associated provisions for adverse deviation.

(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at 5% market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

May 1, 2014 – Press Release Reporting First Quarter Results

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2013
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)
Variable annuity guarantees	$(4,120)	$(2,310)	$(960)	$610	$1,060	$1,380
Asset based fees	(310)	(210)	(110)	110	210	310
General fund equity investments(3)	(420)	(280)	(130)	140	280	430
Total underlying sensitivity	$(4,850)	$(2,800)	$(1,200)	$860	$1,550	$2,120
Impact of hedge assets
Impact of macro hedge assets(4)	$1,010	$510	$170	$(170)	$(250)	$(330)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	3,370	1,900	810	(550)	(960)	(1,250)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$4,380	$2,410	$980	$(720)	$(1,210)	$(1,580)
Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(470)	$(390)	$(220)	$140	$340	$540
Net impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(870)	(530)	(210)	40	50	70
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,340)	$(920)	$(430)	$180	$390	$610
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	90%	86%	82%	84%	78%	75%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	72%	67%	64%	79%	75%	71%

(1)            See “Caution related to sensitivities” above.

(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)	Includes the impact of rebalancing equity hedges in the macro hedging program.

(5)	Variable annuity guarantee liabilities include the best estimate liabilities and associated provisions for adverse deviation.

(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at 5% market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

May 1, 2014 – Press Release Reporting First Quarter Results

Potential impact on MLI’s MCCSR ratio arising from public equity returns different from the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR ratio
Percentage points	-30%	-20%	-10%	+10%	+20%	+30%
March 31, 2014	(20)	(11)	(4)	5	18	21
December 31, 2013	(14)	(8)	(4)	13	25	25

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% market intervals.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
(C$ millions)	March 31, 2014	December 31, 2013
For variable annuity guarantee dynamic hedging strategy	$8,200	$7,500
For macro equity risk hedging strategy	3,000	2,000
Total	$11,200	$9,500

During 1Q14, the derivative notional value in our dynamic hedging program increased by $0.7 billion due to normal rebalancing activities.

During 1Q14, the equity futures notional value required for the macro hedging program increased by $1.0 billion as we added net notional to the macro hedging program in order to maintain the equity market sensitivity within Board approved limits.

D5         Interest rate and spread risk

At March 31, 2014, we estimated the sensitivity of our net income attributed to shareholders to a 100 basis point parallel decline in interest rates to be a charge of $600 million, and to a 100 basis point increase in interest rates to be a benefit of $100 million. The $200 million increase in sensitivity to a 100 basis point decline in interest rates from December 31, 2013 was primarily attributable to interest rate movements in the quarter.

The 100 basis point parallel decline includes a change of 1% in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. As the sensitivity to a 100 basis point change in interest rates includes any associated change in the applicable prescribed reinvestment scenario, the impact of changes to interest rates for less than, or more than, the amounts indicated are unlikely to be linear. Furthermore, the reinvestment scenario changes tend to amplify the negative effects of a decrease in interest rates, and dampen the positive effects of an increase in interest rates.  For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

May 1, 2014 – Press Release Reporting First Quarter Results

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate 1% parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	March 31, 2014				December 31, 2013
	-100	bp	+100	bp	-100	bp	+100	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(600)		$100		$(400)		$-
From fair value changes in AFS fixed income assets held in surplus, if realized	700		(700)		600		(600)
MLI’s MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(16)		14		(13)		18
From fair value changes in AFS assets held in surplus, if realized	5		(5)		4		(5)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.

(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing fair value  changes in AFS fixed income assets held in surplus is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of the change in earnings on available capital as well as the change in required capital that results from a change in interest rates.  The potential increase in required capital accounted for 10 of the 16 point impact of a 100 bp decline in interest rates on MLI’s MCCSR ratio this quarter.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at (C$ millions)	March 31, 2014	December 31, 2013
Corporate spreads(4)
Increase 50 basis points	$400	$400
Decrease 50 basis points	(400)	(400)
Swap spreads
Increase 20 basis points	$(500)	$(400)
Decrease 20 basis points	400	400

(1)	See “Caution related to sensitivities” above.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

May 1, 2014 – Press Release Reporting First Quarter Results

As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.  The potential earnings impact of a 50 basis point decline in corporate spreads related to the impact of the scenario change was not significant at March 31, 2014 and was not significant at December 31, 2013.

Alternative Long-Duration Asset Performance Risk
The following table shows the potential impact on net income attributed to shareholders resulting from changes in market values of alternative long-duration assets different than the expected levels assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes in alternative long-duration asset returns(1),(2),(3),(4)

As at	March 31, 2014		December 31, 2013
(C$ millions)	-10%	+10%	-10%	+10%
Real estate, agriculture and timber assets	$(1,100)	$1,100	$(1,000)	$1,000
Private equities and other alternative long-duration assets	(1,000)	900	(900)	800
Alternative long-duration assets	$(2,100)	$2,000	$(1,900)	$1,800

(1)	See “Caution Related to Sensitivities” above.

(2)
This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on alternative long-duration asset weightings; (ii) any gains or losses on alternative long-duration  assets held in the Corporate and Other segment; or (iii) any gains or losses on alternative long-duration  assets held in Manulife Bank.

(3)	The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in alternative long-duration asset returns.

(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.

The increased sensitivity from December 31, 2013 to March 31, 2014 is primarily related to the impact of the decrease in risk free rates in some jurisdictions during the period, decreasing the rate at which funds can be reinvested.

E           ACCOUNTING MATTERS AND CONTROLS

E1         Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2013. The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 67 to 75 of our 2013 Annual Report.

E2	Sensitivity of policy liabilities to updates to assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by business and geographic market and assumption updates are made on a business/geographic specific basis.  Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models.

May 1, 2014 – Press Release Reporting First Quarter Results

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.  As the estimated potential impact on net income for the next five years and the following five years from changes in the fixed income URR driven by changes in risk free rates has not changed materially from that disclosed in our 2013 Annual Report, it is not shown here.

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities, excluding the fixed income ultimate reinvestment rate discussed above

C$ millions	Increase (decrease) in after-tax income
As at	March 31, 2014		December 31, 2013
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$ 400	$ (400)	$ 400	$ (400)
100 basis point change in future annual returns for alternative long-duration assets(2)	4,200	(4,100)	3,800	(3,700)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(3)	(200)	200	(200)	200

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million increase (December 31, 2013 – $200 million increase).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is a $200 million decrease (December 31, 2013 – $200 million decrease).  Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards.  The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
Alternative long-duration assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities.  The increase of $400 million in sensitivity from December 31, 2013 to March 31, 2014 is primarily related to the impact of the decrease in risk free rates in some jurisdictions during the period, decreasing the rate at which funds can be reinvested.

(3)
Volatility assumptions for public equities are based on long-term historic observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.15% and 18.4%.

E3	Accounting and reporting changes

Topic	Effective date	Recognition/ Measurement / Presentation	Impact / Expected impact
Changes Adopted
IAS 32 “Financial Instruments: Presentation”	Jan 1, 2014	Presentation	Not significant
IFRS 10, IFRS 12, and IAS 27 “Investment Entities”	Jan 1, 2014	Measurement	Not significant
IFRIC 21 “Levies”	Jan 1, 2014	Recognition	Not significant
IAS 39 “Financial Instruments: Recognition and Measurement”	Jan 1, 2014	Recognition and Measurement	Not significant
Future Accounting Changes
IFRS 9 “Financial Instruments”	Jan 1, 2018	Measurement	Currently assessing

E4         U.S. GAAP results

Net income attributed to shareholders in accordance with U.S. GAAP21 for the first quarter of 2014 was $2,161 million, compared with net income attributed to shareholders of $818 million under IFRS. The net income in accordance with U.S. GAAP in 1Q14 included $854 million of gains related to the dedesignation of interest rate derivatives in hedge accounting supporting our general fund liabilities and $243 million of gains with respect to our variable annuity business and macro hedges.  The U.S. GAAP gains on derivatives did not impact our IFRS results as under IFRS, realized gains and losses

21	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 1, 2014 – Press Release Reporting First Quarter Results

on derivatives supporting our policy liabilities also impact the measurement of liabilities.  In addition, under U.S. GAAP, not all of the variable annuity business is accounted for on a mark-to-market basis and therefore, when markets are unfavourable, the gains on dynamic and macro hedges exceed the increase in variable annuity policy liabilities and other equity exposures.

As we are no longer reconciling our financial results under IFRS and U.S. GAAP within our Consolidated Financial Statements, net income attributed to shareholders in accordance with U.S. GAAP is considered a non-GAAP financial measure. The reconciliation of the major differences between net income attributed to shareholders in accordance with IFRS and the net income attributed to shareholders in accordance with U.S. GAAP for 1Q14 follows, with major differences expanded upon below:

For the quarters ended March 31,	Quarterly Results
(C$ millions, unaudited)	2014	2013
Net income attributed to shareholders in accordance with IFRS	$818	$540
Key earnings differences:
Variable annuity guarantee liabilities and related dynamic hedges(1)	$342	$(784)
Impact of mark-to-market accounting and investing activities on investment income and policy liabilities(2) Impact of hedge accounting dedesignation under U.S. GAAP(3)	402 854	(111 -)
New business differences including acquisition costs(4)	(211)	(188)
Changes in actuarial methods and assumptions(5)	41	79
Other differences	(85)	119
Total earnings differences	$1,343	$(885)
Net income (loss) attributed to shareholders in accordance with U.S. GAAP	$2,161	$(345)

(1)
IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities while U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees.  The U.S. GAAP accounting results in an accounting mismatch between the hedge assets supporting the dynamically hedged guarantees and the guarantees not accounted for on a mark-to-market basis.  Another difference is that U.S. GAAP reflects the Company’s own credit standing in the measurement of the liability.  In 1Q14, we reported a net gain of $312 million (2013 – $74 million) in our total variable annuity businesses under U.S. GAAP compared with a charge of $30 million under IFRS (2013 – gain of $858 million). Under both accounting bases we reported charges on our macro hedging program of $69 million in 1Q14 (2013 – $878 million).

(2)
Under IFRS, accumulated unrealized gains and losses arising from fixed income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The 1Q14 IFRS impacts of fixed income reinvestment assumptions, general fund equity investments, fixed income and alternative long-duration asset investing totaled a net gain of $242 million (2013 – net charge of $88 million) compared with U.S. GAAP net realized gains and other investment-related gains of $644 million (2013 – losses of $199 million), excluding the transition impact on the new hedge accounting program under U.S. GAAP.

(3)
During 1Q14, the Company transitioned to a new interest rate risk hedge accounting program under U.S. GAAP whereby interest rate risk derivatives previously in a cash flow hedge accounting relationship were dedesignated resulting in the gains in earnings.  These gains did not impact IFRS earnings.

(4)
Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

(5)
The charge recognized under IFRS from changes in actuarial methods and assumptions of $40 million in 1Q14 (2013 – $69 million) compared to a gain of $1 million (2013 – gain of $10 million) on a U.S. GAAP basis.

Total equity in accordance with U.S. GAAP22 as at March 31, 2014 was approximately $11 billion higher than under IFRS. Of this difference, approximately $7 billion was attributable to the higher cumulative net income on a U.S. GAAP basis. The remaining difference was primarily attributable to the recording of net unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship in accumulated other comprehensive income under U.S. GAAP partially offset by the impact of currency translation on net foreign operations.

22	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 1, 2014 – Press Release Reporting First Quarter Results

F         OTHER

F1	Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: Core Earnings; Net Income Attributed to Shareholders in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Core ROE; Diluted Core Earnings Per Common Share; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital; New Business Embedded Value and Sales.  Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income Attributed to Shareholders in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (losses) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of insurance and investment contract liabilities.

6.	Up to $200 million of favourable investment-related experience reported in a single year which is referred to as “core investment gains”.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates, consisting of:

•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.

•	Gains (charges) on general fund equity investments supporting insurance and investment contract liabilities and on fee income.

•
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

May 1, 2014 – Press Release Reporting First Quarter Results

•
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).

•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including: provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

3.
Net favourable investment-related experience in excess of $200 million per annum or net unfavourable investment-related experience on a year-to-date basis. Investment-related experience relates to fixed income trading, alternative long-duration asset returns, credit experience and asset mix changes. This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our insurance and investment contract liabilities. The maximum of $200 million per annum to be reported in core earnings compares with an average of over $80 million per quarter of favourable investment-related experience reported since first quarter 2007.

4.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

5.	Changes in actuarial methods and assumptions, excluding URR.

6.	The impact on the measurement of insurance and investment contract liabilities of changes in product features or new reinsurance transactions, if material.

7.	Goodwill impairment charges.

8.	Gains or losses on disposition of a business.

9.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

10.	Tax on the above items.

11.	Impact of enacted or substantially enacted income tax rate changes.

May 1, 2014 – Press Release Reporting First Quarter Results

The following tables summarize for the past eight quarters core earnings and net income (loss) attributed to shareholders.

Total Company

	Quarterly Results
(C$ millions, unaudited)	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
	2014		2013		2013		2013		2013		2012	(1)	2012	(1)	2012	(1)
Core earnings (losses)
Asia Division	$244		$227		$242		$226		$226		$180		$230		$286
Canadian Division	228		233		268		225		179		233		229		201
U.S. Division	374		366		361		343		440		293		288		247
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(135)		(138)		(135)		(105)		(128)		(62)		(103)		(67)
Expected cost of macro hedges	(42)		(53)		(84)		(128)		(148)		(140)		(124)		(118)
Investment-related experience included in core earnings	50		50		52		48		50		50		50		50
Total core earnings	$719		$685		$704		$609		$619		$554		$570		$599
Investment-related experience in excess of amounts included in core earnings	225		215		491		(97)		97		321		365		54
Core earnings plus investment-related experience in excess of amounts included in core earnings	$944		$900		$1,195		$512		$716		$875		$935		$653
Other items to reconcile core earnings to net income (loss) attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	(90)		(81)		94		(242)		(107)		82		34		(996)
Impact of in-force product changes and recapture of reinsurance treaties	-		261		-		-		-		-		26		112
Change in actuarial methods and assumptions, excluding URR	(40)		(133)		(252)		(35)		(69)		(87)		(1,006)		-
Goodwill impairment charge	-		-		-		-		-		-		(200)		-
Disposition of Taiwan insurance business in 2013(2)	-		350		-		-		-		-		-		(50)
Tax items and restructuring charge related to organizational design	4		-		(3)		24		-		207		-		-
Net income (loss) attributed to shareholders	$818		$1,297		$1,034		$259		$540		$1,077		$(211)		$(281)

Direct impact of equity market and interest rates and variable annuity guarantee liabilities that are dynamically hedged
Variable annuity guarantee liabilities that are dynamically hedged	$2		$101		$160		$30		$101		$100		$122		$(269)
Gains (charges) on variable annuity liabilities that are not dynamically hedged	(32)		155		306		75		757		556		298		(758)
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	(14)		81		85		(70)		115		48		55		(116)
Gains (charges) on macro equity hedges relative to expected costs	(27)		(232)		(245)		(231)		(730)		(292)		(86)		423
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	9		(105)		(77)		151		(245)		(290)		(330)		305
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(3)		(55)		(72)		(127)		(8)		(40)		(25)		96
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(25)		(26)		(63)		(70)		(97)		-		-		(677)
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	$(90)		$(81)		$94		$(242)		$(107)		$82		$34		$(996)

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see note 2 to our 2013 Annual Consolidated Financial Statements.

(2)	The $50 million charge in 2012 represents closing adjustments to the 2011 disposition of our Life Retrocession business.

May 1, 2014 – Press Release Reporting First Quarter Results

Asia Division

	Quarterly Results
(C$ millions, unaudited)	1Q	4Q	3Q	2Q	1Q	4Q	3Q	2Q
	2014	2013	2013	2013	2013	2012	2012	2012
Asia Division core earnings	$244	$227	$242	$226	$226	$180	$230	$286
Investment-related experience in excess of amounts included in core earnings	19	(5)	(4)	(18)	43	33	12	28
Core earnings plus investment-related experience in excess of amounts included in core earnings	$263	$222	$238	$208	$269	$213	$242	$314
Other items to reconcile core earnings to net income (loss) attributable to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	(25)	85	242	178	659	469	249	(629)
Recapture of reinsurance treaty	-	68	-	-	-	-	-	-
Disposition of Taiwan insurance business	-	350	-	-	-	-	-	-
Tax gains due to rate changes	4	-	-	-	-	-	-	-
Net income (loss) attributed to shareholders	$242	$725	$480	$386	$928	$682	$491	$(315)

Canadian Division

	Quarterly Results
(C$ millions, unaudited)	1Q	4Q	3Q	2Q	1Q	4Q	3Q	2Q
	2014	2013	2013	2013	2013	2012	2012	2012
Canadian Division core earnings	$228	$233	$268	$225	$179	$233	$229	$201
Investment-related experience in excess of amounts included in core earnings	135	106	135	(88)	(187)	(31)	20	(115)
Core earnings plus investment-related experience in excess of amounts included in core earnings	$363	$339	$403	$137	$ (8)	$202	$249	$ 86
Other items to reconcile core earnings to net income (loss) attributable to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	14	34	14	(34)	(54)	49	129	-
Recapture of reinsurance treaty and impact of tax related changes	-	-	(3)	-	-	-	-	137
Net income (loss) attributed to shareholders	$377	$373	$414	$103	$(62)	$251	$378	$223

U.S. Division

	Quarterly Results
(C$ millions, unaudited)	1Q	4Q	3Q	2Q	1Q	4Q	3Q	2Q
	2014	2013	2013	2013	2013	2012(1)	2012(1)	2012(1)
U.S. Division core earnings	$374	$366	$361	$343	$440	$293	$288	$247
Investment-related experience in excess of amounts included in core earnings	111	161	404	65	263	367	348	156
Core earnings plus investment-related experience in excess of amounts included in core earnings	$485	$527	$765	$408	$703	$660	$636	$403
Other items to reconcile core earnings to net income (loss) attributable to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities that are dynamically hedged	(82)	105	163	21	23	(104)	(224)	(199)
Impact of in-force product changes and recapture of reinsurance treaties	-	193	-	-	-	-	26	(25)
Tax items	-	-	-	-	-	170	-	-
Net income attributed to shareholders	$403	$825	$928	$429	$726	$726	$438	$179

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see note 2 to our 2013 Annual Consolidated Financial Statements.

May 1, 2014 – Press Release Reporting First Quarter Results

Corporate and Other

	Quarterly Results
(C$ millions, unaudited)	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
	2014		2013		2013		2013		2013		2012	(1)	2012	(1)	2012	(1)
Corporate and Other core losses (excluding expected cost of macro hedges and core investment gains)	$(135)		$(138)		$(135)		$(105)		$(128)		$(62)		$(103)		$(67)
Expected cost of macro hedges	(42)		(53)		(84)		(128)		(148)		(140)		(124)		(118)
Investment-related experience included in core earnings	50		50		52		48		50		50		50		50
Total core losses	$(127)		$(141)		$(167)		$(185)		$(226)		$(152)		$(177)		$(135)
Investment-related experience in excess of amounts included in core earnings	(40)		(47)		(44)		(56)		(22)		(48)		(15)		(15)
Core losses plus investment-related experience in excess of amounts included in core earnings	$(167)		$(188)		$(211)		$(241)		$(248)		$(200)		$(192)		$(150)
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates	3		(305)		(325)		(407)		(735)		(332)		(120)		(168)
Changes in actuarial methods and assumptions, excluding URR	(40)		(133)		(252)		(35)		(69)		(87)		(1,006)		-
Goodwill impairment charge	-		-		-		-		-		-		(200)		-
Closing adjustments on 2011 disposition of Life Retrocession Business	-		-		-		-		-		-		-		(50)
Tax items and restructuring charge related to organizational design	-		-		-		24		-		37		-		-
Net loss attributed to shareholders	$(204)		$(626)		$(788)		$(659)		$(1,052)		$(582)		$(1,518)		$(368)

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see note 2 to our 2013 Annual Consolidated Financial Statements.

Net income (loss) attributed to shareholders in accordance with U.S. GAAP is a non-GAAP profitability measure. It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure. It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates Core ROE using average common shareholders’ equity.

Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the first quarter of 2014.

May 1, 2014 – Press Release Reporting First Quarter Results

Premiums and deposits is a non-GAAP measure of top line growth. The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statements of Income, (ii) segregated fund deposits, excluding seed money, (“deposits from policyholders”), (iii) investment contract deposits, (iv) mutual fund deposits, (v) deposits into institutional advisory accounts,  (vi) premium equivalents for “administration services only” group benefit contracts (“ASO premium equivalents”), (vii) premiums in the Canadian Group Benefits reinsurance ceded agreement, and (viii) other deposits in other managed funds.

Premiums and deposits	Quarterly Results
(C$ millions)	1Q 2014	4Q 2013	1Q 2013
Net premium income	$4,161	$4,548	$4,417
Deposits from policyholders	6,776	5,756	6,466
Premiums and deposits per financial statements	$10,937	$10,304	$10,883
Investment contract deposits	16	15	19
Mutual fund deposits	10,440	8,400	8,834
Institutional advisory account deposits	2,167	957	782
ASO premium equivalents	764	746	710
Group benefits ceded premiums	984	1,000	996
Other fund deposits	128	114	109
Total premiums and deposits	$25,436	$21,536	$22,333
Currency impact	-	788	1,340
Constant currency premiums and deposits	$25,436	$22,324	$23,673

Funds under management is a non-GAAP measure of the size of the Company. It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management
As at	Quarterly Results
(C$ millions)	March 31, 2014	Dec 31, 2013	March 31, 2013
Total invested assets	$244,970	$232,709	$229,868
Segregated funds net assets	249,724	239,871	220,854
Funds under management per financial statements	$494,694	$472,580	$450,722
Mutual funds	101,093	91,118	68,996
Institutional advisory accounts (excluding segregated funds)	33,505	30,284	27,736
Other funds	5,666	4,951	7,774
Total funds under management	$634,958	$598,933	$555,228
Currency impact	-	18,142	32,852
Constant currency funds under management	$634,958	$617,075	$588,080

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital
As at	Quarterly Results
(C$ millions)	March 31, 2014	Dec 31, 2013	March 31, 2013
Total equity	$31,187	$29,033	$25,791
Add AOCI loss on cash flow hedges	139	84	177
Add liabilities for preferred shares and capital instruments	4,902	4,385	4,113
Total capital	$36,228	$33,502	$30,081

May 1, 2014 – Press Release Reporting First Quarter Results

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period. NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behaviour, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities.

The principal economic assumptions used in the NBEV calculations in 1Q14 were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	8.25%	8.50%	9.00%	6.25%
Jurisdictional income tax rate	26.5%	35%	16.5%	31%
Foreign exchange rate	n/a	1.103109	0.142165	0.010733
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

Sales are measured according to product type:
For total individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Sales are reported gross before the impact of reinsurance. Single premium is the lump sum premium from the sale of a single premium product, e.g., travel insurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; mutual funds; college savings 529 plans; and authorized bank loans and mortgages. As we have discontinued sales of new VA contracts in the U.S., beginning in the first quarter of 2013, subsequent deposits into existing U.S. VA contracts will not be considered sales.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

F2	Key Planning assumptions and uncertainties

Manulife’s 2016 management objectives23 do not constitute guidance and are based on certain key planning assumptions, including: current accounting and regulatory capital standards; no acquisitions; equity market and interest rate assumptions consistent with our long term assumptions, and favourable investment-related experience included in core earnings.

F3      Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to our 2016 management objectives for core earnings and core ROE and the potential impact on net income of a new Canadian Actuarial Standards Board standard related to economic reinvestment assumptions used in the valuation of policy liabilities and recently published guidance by the Canadian Institute of Actuaries on the calibration criteria for fixed income funds with respect to the valuation of segregated fund guarantees.

23	See “Caution regarding forward-looking statements” below.

May 1, 2014 – Press Release Reporting First Quarter Results

The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “continue” and “goal” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements, including in the case of our 2016 management objectives for core earnings and core ROE, the assumptions described under "Key Planning Assumptions and Uncertainties" in our 2013 Annual Report and in this document, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: the factors identified in “Key Planning Assumptions and Uncertainties” in our 2013 Annual Report and in this document; general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

May 1, 2014 – Press Release Reporting First Quarter Results

Consolidated Statements of Income
For the three months ended March 31,

(Canadian $ in millions, except per share amounts, unaudited)	2014	2013
Revenue
Net premiums	$4,161	$4,417
Investment income
Investment income(loss)	2,684	2,405
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program(1)	5,256	(2,961)
Other revenue	2,135	1,974
Total revenue	$14,236	$5,835
Contract benefits and expenses
To contract holders and beneficiaries
Death, disability and other claims	$2,708	$2,546
Maturity and surrender benefits	1,445	1,157
Annuity payments	862	862
Policyholder dividends and experience rating refunds	214	236
Net transfers from segregated funds	(79)	(85)
Change in insurance contract liabilities	6,827	(765)
Change in investment contract liabilities	(11)	19
Ceded benefits and expenses	(1,664)	(1,538)
Change in reinsurance assets	131	125
Net benefits and claims	$10,433	$2,557
General expenses	1,149	1,121
Investment expenses	330	269
Commissions	1,021	951
Interest expense	294	295
Net premium taxes	72	72
Total contract benefits and expenses	$13,299	$5,265
Income before income taxes	$937	$570
Income tax expense	(133)	(15)
Net income	$804	$555
Net income (loss) attributed to:
Non-controlling interests	$12	$7
Participating policyholders	(26)	8
Shareholders	818	540
	$804	$555
Net income attributed to shareholders	$818	$540
Preferred share dividends	(34)	(32)
Common shareholders' net income	$784	$508
Earnings per share
Basic earnings per common share	$0.42	$0.28
Diluted earnings per common share	$0.42	$0.28

(1)
The realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities are mostly offset by changes in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized/unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities. The realized/unrealized gains (losses) on assets supporting insurance and investment contract liabilities relate primarily to the impact of interest rate changes on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program.  See Section B5 above.

May 1, 2014 – Press Release Reporting First Quarter Results

Consolidated Statements of Financial Position

As at (Canadian $ in millions, unaudited)	March 31, 2014	December 31, 2013
ASSETS
Cash and short-term securities	$14,035	$13,630
Debt securities	123,435	114,957
Public equities	13,521	13,075
Mortgages	38,337	37,558
Private placements	21,788	21,015
Policy loans	7,599	7,370
Bank loans	1,861	1,901
Real estate	9,645	9,708
Other invested assets	14,749	13,495
Total invested assets	$244,970	$232,709
Other assets
Accrued investment income	$1,924	$1,813
Outstanding premiums	828	734
Derivatives	10,812	9,673
Reinsurance assets	17,882	17,443
Deferred tax assets	2,763	2,763
Goodwill and intangible assets	5,446	5,298
Miscellaneous	4,524	3,324
Total other assets	$44,179	$41,048
Segregated funds net assets	$249,724	$239,871
Total assets	$538,873	$513,628
LIABILITIES and EQUITY
Liabilities
Insurance contract liabilities	$205,775	$193,242
Investment contract liabilities	2,527	2,524
Bank deposits	20,092	19,869
Derivatives	8,150	8,929
Deferred tax liabilities	944	617
Other liabilities	10,747	10,383
	$248,235	$235,564
Long-term debt	4,825	4,775
Liabilities for preferred shares and capital instruments	4,902	4,385
Segregated funds net liabilities	249,724	239,871
Total liabilities	$507,686	$484,595
Equity
Preferred shares	$2,888	$2,693
Common shares	20,339	20,234
Contributed surplus	260	256
Shareholders' retained earnings	5,870	5,294
Shareholders' accumulated other comprehensive income (loss) on
Pension and other post-employment plans	(459)	(452)
Available-for-sale securities	478	324
Cash flow hedges	(139)	(84)
Translation of foreign operations	1,380	258
Total shareholders' equity	$30,617	$28,523
Participating policyholders' equity	109	134
Non-controlling interests	461	376
Total equity	$31,187	$29,033
Total liabilities and equity	$538,873	$513,628

May 1, 2014 – Press Release Reporting First Quarter Results